KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  (212) 715-9522
GSilfen@KramerLevin.com

July 2, 2015

James E. O’Connor Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Archstone Alternative Solutions Fund (the "Fund") Registration Statement on Form N-2/A File Numbers: 333-202864; 811-23042 (the “Registration Statement”)

Dear Mr. O’Connor:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on July 2, 2015 in connection with the Fund's N-2/A filing on June 23, 2015.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the N-2/A filing.

Early Repurchase Fee

1.	Please discuss the permissibility of the 5% early repurchase fee.

There is no restriction under the 1940 Act or the rules thereunder, limiting the amount of an early repurchase fee for closed-end funds that are not interval funds.

The SEC adopted Rule 22c-2 under the 1940 Act, allowing mutual funds to impose an early redemption fee not to exceed 2%, to be retained by the fund.  The 2% limit was set in order to avoid restricting the redeemability of shares of mutual funds in violation of Section 22(e) of the 1940 Act.  Section 22 is not applicable to closed-end funds.  Moreover, there is no statutory or other legal right to redeemability for shareholders of closed-end funds.

We also note that, like the Fund, the following closed end funds also impose 5% early repurchase fees: Ironwood Multi-Strategy Fund LLC and Private Advisors Alternative Strategies Fund.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen